Lilium N.V.

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

October 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re: Lilium N.V.

Registration Statement on Form F-3 (File No. 333-267718)

Filed October 3, 2022

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lilium N.V. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-3 be accelerated so that the same will become effective on October 12, 2022, at 3:00 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP, outside counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 or (212) 277-4004, respectively.

If you have any questions regarding this request, please contact Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 or (212) 277-4004, respectively.

Very truly yours,

LILIUM N.V.

By:	/s/ Geoffrey Richardson